FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ANNUAL INFORMATION UPDATE (AIU)

ABBEY NATIONAL TREASURY SERVICES PLC

In Compliance with Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005

12th April 2007

INTRODUCTION

Abbey National Treasury Services Plc published its Annual Report, for the year ended 31 December 2006, on the 16 March 2007 and is therefore providing its AIU for the 12mths up to and including 12 April 2007. In accordance with the requirements of the Prospectus Rule 5.2, this update refers to all information that has been published over the 12mths ended on 12 April 2007, information is referred to rather than included in full.

The information in this up date was up to date at the time the information was published but some information may now be out of date.

We are publishing the AIU via an RIS today.

ALL RNS ANNOUNCEMENTS (INCLUDING 6K'S ETC)

All of the announcements listed below were announced either by RNS or Business Wire.

Time/Date Headline

10:14 04-Apr-07 Rule 8.3- Scottish Power Plc

08:47 29-Mar-07 Publication of Prospectus

10:29 28-Mar-07 Rule 8.3- Scottish Power Plc

09:46 23-Mar-07 Rule 8.3- Corus Group Plc

09:44 23-Mar-07 Rule 8.3- Scottish Power Plc

10:30 21-Mar-07 Rule 8.3- Scottish Power Plc

10:23 21-Mar-07 Rule 8.3- Corus Group Plc

09:59 20-Mar-07 Rule 8.3- Scottish Power Plc

09:56 20-Mar-07 Rule 8.3- Corus Group Plc

08:21 20-Mar-07 Publication of Prospectus

07:30 16-Mar-07 Annual Report and Accounts

10:53 15-Mar-07 Rule 8.3- Corus Group Plc

10:18 13-Mar-07 Rule 8.3- Scottish Power Plc

09:53 12-Mar-07 Rule 8.3- Scottish Power Plc

10:24 09-Mar-07 Rule 8.3- Corus Group Plc

10:22 09-Mar-07 Rule 8.3- Scottish Power Plc

11:19 07-Mar-07 Rule 8.3- Scottish Power Plc

10:29 05-Mar-07 Rule 8.3- Scottish Power Plc

10:24 05-Mar-07 Rule 8.3- Corus Group Plc

10:42 02-Mar-07 Rule 8.3- Scottish Power Plc

10:34 02-Mar-07 Rule 8.3-Corus Group Plc

10:19 01-Mar-07 Rule 8.3- Corus Group Plc

10:31 28-Feb-07 Rule 8.3- Corus Group Plc

10:28 28-Feb-07 Rule 8.3- Scottish Power Plc

11:13 27-Feb-07 Rule 8.3- Scottish Power Plc

10:25 23-Feb-07 Rule 8.3- Scottish Power Plc

10:45 20-Feb-07 Rule 8.3 Corus Group Plc

11:25 19-Feb-07 Rule 8.3- CORUS PLC

10:36 16-Feb-07 Rule 8.3- Corus Group Plc

10:32 16-Feb-07 Rule 8.3- Scottish Power plc

10:51 15-Feb-07 Rule 8.3- Scottish Power Plc

10:46 15-Feb-07 Rule 8.3- Corus Group Plc

10:40 14-Feb-07 Rule 8.3- Corus Group Plc

11:32 09-Feb-07 Rule 8.3- Corus Plc

12:01 08-Feb-07 Rule 8.3- CORUS Plc

11:31 06-Feb-07 Rule 8.3- Corus Group

09:39 06-Feb-07 FRN Variable Rate Fix

11:26 05-Feb-07 Rule 8.3- Corus Group Plc

11:04 02-Feb-07 Rule 8.3- Corus Plc-Amendment

11:06 01-Feb-07 Rule 8.3- Scottish power Plc

11:06 01-Feb-07 Rule 8.3- Corus Plc

12:12 31-Jan-07 Rule 8.3- Corus Plc

12:12 31-Jan-07 Rule 8.3- Scottish Power Plc

12:36 30-Jan-07 Rule 8.3- Corus Group Plc

12:33 30-Jan-07 Rule 8.3- Scottish Power Plc

11:24 29-Jan-07 Rule 8.3- Scottish Power Plc

11:54 26-Jan-07 Rule 8.3- Scottish Power Plc

10:27 25-Jan-07 Rule 8.3- Scottish Power Plc

11:04 02-Feb-07 Rule 8.3- Corus Plc-Amendment

11:06 01-Feb-07 Rule 8.3- Scottish power Plc

11:06 01-Feb-07 Rule 8.3- Corus Plc

12:12 31-Jan-07 Rule 8.3- Corus Plc

12:12 31-Jan-07 Rule 8.3- Scottish Power Plc

12:36 30-Jan-07 Rule 8.3- Corus Group Plc

12:33 30-Jan-07 Rule 8.3- Scottish Power Plc

11:24 29-Jan-07 Rule 8.3- Scottish Power Plc

11:54 26-Jan-07 Rule 8.3- Scottish Power Plc

10:27 25-Jan-07 Rule 8.3- Scottish Power Plc

12:19 24-Jan-07 Rule 8.3- Scottish Power Plc

12:17 24-Jan-07 Rule 8.3- Corus Group Plc

11:58 23-Jan-07 Rule 8.3- Scottish Power Plc

11:55 23-Jan-07 Rule 8.3- Corus Group

11:48 22-Jan-07 Rule 8.3- Scottish Power Plc

11:04 22-Jan-07 Rule 8.3- Corus Group Plc

10:26 17-Jan-07 Rule 8.3- Corus Plc - Amend

16:45 15-Jan-07 Rule 8.3-Corus Group plc

15:05 15-Jan-07 Rule 8.3- Scottish Power plc

11:43 12-Jan-07 Rule 8.3- Scottish Power plc

11:22 11-Jan-07 Rule 8.3-Scottish Power plc

11:21 11-Jan-07 Rule 8.3-Corus Group plc

12:22 10-Jan-07 Rule 8.3- Scottish Power plc

12:17 10-Jan-07 Rule 8.3-Corus Group plc

12:11 09-Jan-07 Rule 8.3-Scottish Power plc

12:04 09-Jan-07 Rule 8.3- Scottish Power plc

12:02 09-Jan-07 Rule 8.3- Scottish Power plc

12:02 09-Jan-07 Rule 8.3-Corus Group plc

14:20 05-Jan-07 Rule 8.3- Scottish Power plc

10:50 04-Jan-07 Rule 8.3- Scottish Power plc

10:48 03-Jan-07 Rule 8.3- Corus Group plc

12:02 20-Dec-06 Rule 8.3- Corus Group plc

16:34 15-Dec-06 Rule 8.3- Scottish Power plc

11:46 05-Dec-06 Rule 8.3-Corus Group plc

07:00 29-Nov-06 ROSCOs Review

11:04 28-Nov-06 Rule 8.3- Corus Group plc

12:12 22-Nov-06 Rule 8.3- Corus Group plc

10:45 14-Nov-06 Rule 8.3- Corus Group plc

11:19 13-Nov-06 Rule 8.3- Corus Group plc

11:28 10-Nov-06 Rule 8.3- Corus Group plc

11:18 08-Nov-06 Rule 8.3- Corus Group plc

10:06 07-Nov-06 FRN Variable Rate Fix

11:03 06-Nov-06 Rule 8.3- Corus Group plc

11:39 25-Oct-06 Rule 8.3- Corus Group plc

11:48 24-Oct-06 Rule 8.3- Corus Group plc

12:20 20-Oct-06 Rule 8.3- Corus Group plc

11:48 19-Oct-06 Rule 8.3- Corus Group plc

12:01 17-Oct-06 Rule 8.3- Corus Group plc

15:09 16-Oct-06 Rule 8.3- Corus Group plc

12:59 12-Oct-06 Rule 8.3- Corus Group plc

14:30 10-Oct-06 Rule 8.3- Corus Group plc

14:30 06-Oct-06 Rule 8.3- Corus Group plc

13:29 06-Oct-06 Rule 8.3- Corus Group plc

11:13 01-Sep-06 Rule 8.3- BOC Group plc

11:13 01-Sep-06 Rule 8.3- BOC Group plc

10:03 31-Aug-06 Rule 8.3- BOC Group plc

10:17 30-Aug-06 Rule 8.3- BOC Group plc

10:10 29-Aug-06 Rule 8.3- BOC Group plc

11:48 09-Aug-06 Rule 8.3- BOC Group-Amendment

11:45 09-Aug-06 Rule 8.3- BOC Group plc

13:49 07-Aug-06 FRN Variable Rate Fix

10:43 04-Aug-06 Rule 8.3-Hardys & Hansons PLC

11:15 01-Aug-06 Rule 8.3- BOC Group plc

10:13 31-Jul-06 Rule 8.3- BOC Group plc

10:45 28-Jul-06 Rule 8.3- BOC Group plc

10:26 27-Jul-06 Rule 8.3- BOC Group plc

10:25 27-Jul-06 Rule8.3- hardys & Hansons plc

10:46 26-Jul-06 Rule 8.3- BOC Group plc

11:12 25-Jul-06 Rule 8.3- BOC Group plc

12:32 24-Jul-06 Rule 8.3- BOC Group plc

12:10 24-Jul-06 Rule 8.3- Hardy & Hansons plc

10:07 21-Jul-06 Rule 8.3- BOC Group plc

10:20 20-Jul-06 Rule 8.3- BOC Group plc

10:57 18-Jul-06 Rule 8.3- BOC Group plc

10:46 12-Jul-06 Rule 8.3- BOC plc

09:46 27-Jun-06 Publication of Prospectus

16:54 26-Jun-06 Publication of Prospectus

11:11 22-Jun-06 Rule 8.3- BAA plc

12:05 15-Jun-06 Rule 8.3- BOC plc

11:37 12-Jun-06 Rule 8.3- BOC plc

11:33 12-Jun-06 Rule 8.3- BAA plc

11:58 09-Jun-06 Rule 8.3- BOC Group Plc

11:57 09-Jun-06 Rule 8.3- BAA Plc

11:45 08-Jun-06 Rule 8.3- BOC Group Plc

11:21 07-Jun-06 Rule 8.3- BOC Group plc

11:46 06-Jun-06 Rule 8.3- BOC Group plc

11:45 06-Jun-06 Rule 8.3- BAA plc

11:34 05-Jun-06 Rule 8.3- BAA plc

16:46 02-Jun-06 Rule 8.3- BAA plc

16:42 02-Jun-06 Rule 8.3- BAA plc

12:04 01-Jun-06 Rule 8.3- BAA plc

12:00 01-Jun-06 Rule 8.3- BAA plc

11:20 31-May-06 Rule 8.3- BAA plc

13:39 30-May-06 Rule 8.3- BAA plc

13:36 30-May-06 Rule 8.3- BAA PLC

11:23 25-May-06 Rule 8.3- BAA plc

11:19 25-May-06 Rule 8.3- BOC Group plc

11:17 25-May-06 Rule 8.3- BAA plc

10:49 16-May-06 Rule 8.3- BOC Group plc

10:43 10-May-06 Rule 8.3- BAA plc

15:46 08-May-06 Rule 8.3- BAA PLC

15:43 08-May-06 Rule 8.3- BAA PLC

14:09 04-May-06 FRN Variable Rate Fix

17:05 18-Apr-06 Annual Information Update

11:24 13-Apr-06 Rule 8.3- BAA plc

11:20 13-Apr-06 Rule 8.3- BAA plc

Copies of the above announcements can be downloaded from the London Stock Exchange website (www.londonstockexchange.co.uk).

All Companies House Filings

All of the documents listed below were filed with Companies House England & Wales and were received on the dates indicated.

Filing Dates Description

18-Dec-06 Particulars of Mortgage/Charge

15-May-06 Particulars of Mortgage/Charge

08-May-06 Return made up to 31/03/2006

24-Apr-06 Group of Companies’ Accounts made up to 31/12/05

Copies of documents filed at Companies House are available from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk

ANY PROSPECTUS' PRODUCED

All of the documents listed below were filed with the UKLA Document Viewing Facility and were filed on the dates indicated.

Filing Dates Description

29-Mar-07 Prospectus dated 28 March 2007 relating to the Euro 2,000,000,000 Structured Note Programme of Abbey National Treasury Services

20-Mar-07 Supplemental Prospectus relating to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Abbey National Treasury Services plc and AN Structured Issues Limited as Issuers of Senior Notes guaranteed by Abbey National plc and Abbey National plc as Issuer of Subordinated Notes.

27-Jun-06 Prospectus in relation to 2 Issuers Abbey National Treasury Services plc and AN Structured Issues Limited Guaranteed by Abbey National plc

FURTHER INFORMATION

Further information regarding the Company and its activities can be found on the Abbey website http://www.aboutabbey.com

Contacts:

Jason Wright, Assistant Company Secretary, Abbey National plc, 2 Triton Square, Regent’s Place,

London, NW1 3AN.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 12th April 2007	By / s / Jessica Petrie
(Authorised Signatory)